UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-43222

CoinShares PLC

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

2 Hill Street

St. Helier, JE2 4UA

Jersey

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Extraordinary General Meeting

On September 16, 2026, CoinShares PLC (the “Company”) made available to its shareholders on its website a notice of the final voting results for each of the matters submitted to a vote of shareholders at the Company’s extraordinary general meeting (the “EGM”), which took place on September 15, 2026. A copy of the notice is attached to this Report on Form 6-K as Exhibit 99.1.

On September 16, 2026, the Company issued a press release announcing the final voting results for each of the matters submitted to a vote of shareholders at the EGM on September 15, 2026. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Final Voting Results of the Vote for the Extraordinary General Meeting, dated September 15, 2026.
99.2	Press release, dated September 16, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2026	COINSHARES PLC

	By:	/s/ Jean-Marie Mognetti
Jean-Marie Mognetti
Chief Executive Officer

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